PROSPECTUS SUPPLEMENT

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
and its
Reliastar Life Insurance Company of New York Variable Annuity Funds M, P, Q

This supplement updates and amends certain information contained in your prospectus. Please read it carefully and keep it with your product prospectus for future reference.

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Information about the ING FMR^{SM} Large Cap Growth Portfolio is amended as follows:

Effective January 31, 2008, the ING FMR^{SM} Large Cap Growth Portfolio will be renamed ING Van Kampen Large Cap Growth Portfolio and Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) will replace Fidelity Management & Research Co. as subadviser. Accordingly, all references to ING FMR^{SM} Large Cap Growth Portfolio are to be replaced with ING Van Kampen Large Cap Growth Portfolio and the prospectus is to be revised to reflect the new subadvisory arrangement.